SE( 19007226

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 04 2019
Washington DC
408

| SEC FILE NUMBER |
|---|
| 8- 69883 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quilvest Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Madison Avenue, 11th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manuel Fischer (212-961-6940)
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

4 Times Square, 151 West 42nd Street, 19th Floor (Address) New York (City) NY (State) 10036 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)



RMS

# OATH OR AFFIRMATION

I, Manuel Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quilvest Securities LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY SCHEID
Notary Public - State of New York
No. 01SC6166643
Qualified in Richmond County
My Commission Expires May 21, 2019

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**QUILVEST SECURITIES LLC**

## CONTENTS

RSM

RSM US LLP

## Report of Independent Registered Public Accounting Firm

To the Members of Quilvest Securities, LLC

**Opinion on the Financial Statements**
We have audited the accompanying statement of financial condition of Quilvest Securities, LLC (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2018.

New York, New York
March 1, 2019

# QUILVEST SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2018

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 1,134,131 |
| Fees receivable | | 901,150 |
| Due from affiliate | | 130,770 |
| Prepaid expenses | | 16,700 |
| Other assets | | 1,590 |
| | **$** | **2,184,341** |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Accrued liabilities | $ | 84,828 |
| | | 84,828 |
| **COMMITMENTS AND CONTINGENCIES** (Note 4) | | |
| **MEMBER'S EQUITY** (Note 2) | | 2,099,513 |
| | **$** | **2,184,341** |

The accompanying notes are an integral part of these financial statements.

## *NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES*

***Organization and business***

Quilvest Securities LLC (the "Company") is a limited liability company, a wholly owned subsidiary of Quilvest Partners USA LLC, formed in the state of Delaware on October 13, 2016. The Company was approved to do business as a registered broker-dealer on March 6, 2018 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activity is to assist managers of private alternative investment funds, including private equity, hedge funds and fund of funds, raise capital.

***15c3-3 Exemption***

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

***Basis of Presentation***

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

***Revenue Recognition***

The Company's primary sources of revenue are advisory fees earned from private placement and advisory services for mergers, acquisitions, reorganizations and divestures. These fees from private placement and advisory services are recognized when services related to the underlying transactions are completed under the terms of the agreement.

***Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)*

***Income taxes***

The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed based upon the difference between the financial statement and tax bases of assets and liabilities calculated at presently enacted income tax rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized. As of December 31, 2018 the company's deferred tax asset primarily included the income tax effect of certain accrued expenses which were not deductible for income tax purposes.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions.

U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions will "more likely-than-not" be sustained by the applicable tax authority. As of December 31, 2018, the Company has not recorded any liability for uncertain tax positions.

On December 22, 2017, the 2017 Tax Cuts and Jobs Act made significant changes to the Internal Revenue Code. Changes included, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017. The Company will be subject to tax at this lower rate for the 2018 tax year.

The company files its tax return on a consolidated basis with its parent company and another subsidiary of its parent. Losses of one member of the consolidated group are offset against income of another member. The entire group is expected to generate a consolidated taxable loss for the 2018 tax year. The Company's tax sharing agreement provides for the allocation of the consolidated tax liability among its members. The current year tax liability for the Company, based upon the consolidated taxable loss would be minimal and would only include state and local minimum taxes. As of December 31, 2018 the company's deferred tax asset primarily included the income tax effect of certain accrued expenses which were not deductible for income tax purposes and certain costs which are being amortized for income tax purposes. The Company has allocation of deferred tax asset for the year ended December 31, 2018 and the management believes it is more likely than not that the deferred tax asset will not be realized. Accordingly, the Company has recorded a full valuation allowance.

The Company is currently not under examination by any taxing authorities. The statute of limitation with respect to its tax returns is open for all federal, state and local tax returns for all years since inception.

## *NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

***New Accounting Pronouncements***

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-9, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. Under the new guidance, an entity should recognize revenue to depict the fees and commissions for services rendered to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for these services rendered. ASU 2014-09 also requires additional disclosures about nature, amount, timing and uncertainty or revenue and cash flows. The adoption of this standard is not materially different from recognition under legacy GAAP.

In August 2015 the FASB issued ASU No. 2015-14, Revenue from contracts with Customers (Topic 606): Deferral of the effective date. ASU No. 2015-14 defers the effective date of ASU no. 2014-09 for public companies to annual reporting periods beginning after December 15,2017. The Company has adopted the new guidance and it has no had a material impact on the Company's financial statements and a cumulative effect adjustment under modified retrospective method of adoption was not necessary.

In February 2016, the FASB issued ASU established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted.

In December 2018, the Company performed an internal review of its active agreements to ensure its accounting policies adhere to the new standard ahead of the January 1, 2019 adoption. As part of this evaluation, the Company also examined its expense sharing agreement with its affiliate. Under this agreement, the rent expense allocation percentage is being determined by using the Company's square footage as a fraction of the total square footage, which historically resulted in allocation percentages to fluctuate from year to year. Further, the agreement does not convey the right to control the use of the square footage and the space is at any time subject to substitution at the sole discretion of the affiliate.

Since the Company cannot reasonably identify/measure the underlying asset and does not exercise control over the asset, it is the Company's position that rent expense allocated to the Company under current expense sharing methodology does not constitute a lease within the scope of 2016-02 Topic 842.

***NOTE 2 - NET CAPITAL REQUIREMENTS***

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $1,034,303 and $10,604, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.08 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1.

***NOTE 3 - RELATED PARTY TRANSACTIONS***

The Company has an expense sharing agreement with an affiliate for certain operating expenses including personnel, office space and other general and administrative costs. For the year ended December 31, 2018, the Company made payments to affiliates in the amount of $1,060,205 and expensed an amount of $499,965 which was included in the statement of operations for shared operating expenses and expenses paid on its behalf. As of December 31, 2018, the Company had a balance due from an affiliate in the amount of $130,770 for operating expenses paid in advance. The Company's clients are also clients of the affiliate, which provides certain advisory services to these clients.

***NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES***

The Company is engaged in various corporate financing activities in which counterparties primarily include managers of investment partnerships. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Price risk is comprised of interest rate, market and currency risk. Interest rate risk is the risk that the value of financial instruments (mainly investments) may fluctuate as a result of changes in market interest rates. Market risk is the risk that the market values of investments change due to changes in market conditions. Investments in private investment companies are subject to market and interest rate risk. Currency risk is the risk that the value of instruments may fluctuate as a result of changes in foreign exchange rates. As of

December 31, 2018, substantially all assets and liabilities of the Company were denominated in United States dollars.

The Company also maintains its cash balance in a financial institution, which at times may exceed federally insured limits. As of December 31, 2018, the Company held $884,131 in excess of the federally insured limit at the financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

## *NOTE 5 - SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any other subsequent events that required disclosures and/or adjustments.